Press Release dated January 3, 2007.


Kevin Spence, Former US Filter Executive, Joins Aquacell Water as President and Chief Financial Officer

Former US Filter CFO Hired by Aquacell Water Under Five-Year Employment Contract

Aquacell Water, Inc. (PINKSHEETS: AQWT) announced today that it has hired Mr. Kevin Spence as its President and Chief Financial Officer under a five-year employment agreement.

Mr. Spence previously served as Executive Vice President and Chief Financial Officer of United States Filter Corporation (US Filter), a Fortune 500 and
NYSE listed company (former trading symbol USF), the leading global provider of industrial and commercial water and wastewater treatment systems and services. Under Mr. Spence's tenure, from 1992 to 1999 US Filter's annual revenues increased from approximately $25 million to nearly $4.5 billion through both internal growth and approximately 300 acquisitions, while its employee base worldwide grew from 200 to nearly 30,000. Mr. Spence directed public offerings in the equity markets, raising more than $500 million and raising public debt totaling $1.5 billion, prior to selling the company to Vivendi for $6.2 billion.

"I'm thrilled to once again have the opportunity to be involved in the water industry," said Mr. Spence. "The water industry continues to have the potential for significant growth and we are currently in the process of finalizing our formal acquisition strategy." Mr. Spence continued, "US Filter was a great success story, and with the added benefit of experience, I believe our strategy for growth and profitability for Aquacell Water will be very rewarding."

Mr. Spence graduated with a Bachelor of Science degree in accounting from the University of Southern California, and is a member of the American Institute of Certified Public Accountants. Prior to joining US Filter, Mr. Spence was an audit partner at KPMG Peat Marwick.

Mr. Spence replaces Karen Laustsen as President of Aquacell Water, who resigned the position December 31, 2006. Ms. Laustsen will remain with the company in another capacity.

About Aquacell Water, Inc.

Aquacell Water, Inc., headquartered in Rancho Cucamonga, CA, designs turnkey water filtration and purification systems for municipal, industrial, commercial, and institutional applications around the world. The Company specializes in arsenic removal systems in association with media manufactured by The Dow Chemical Company. Aquacell's services include evaluation, design, engineering, manufacturing, installation, training and service.

For more information about Aquacell, visit www.aquacellwater.com.